UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------
Please note that Norges Bank assumed that 628,180 new shares were to be issued according to company press release December 15, 2011, making a total outstanding shares in issue of 15,487,721. After correspondance between Norges Bank and the issuer on January 17, 2012, Norges Bank were informed that only 570,000 of the 628,180 shares were issued making a total shares in issue of 15,429,541 taking Norges Banks holding above 5% (5.00%).



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                                   Cadiz Inc.
                  ----------------------------------------------
                                (Name of Issuer)


                          	  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)


                                  127537207
                              ---------------------
                                 (CUSIP Number)


                                December 15, 2011
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 127537207                                           Page 2 of 5 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         NORGES BANK (THE CENTRAL BANK OF NORWAY)
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ] N/A
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         NORWAY
.................................................................................

Number of       5.     Sole Voting Power                  771,982
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                0
Person With     ................................................................

                7.     Sole Dispositive Power             0
                ................................................................

                8.     Shared Dispositive Power           771,982
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         771,982
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         N/A
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

	5.00% based on 15,429,541 outstanding common shares as per informed by email correspondance with company as of January 17th 2012 after the
	share issue of 628,180 shares 15 December 2011 where only 570,000 of those shares were issued. As the remaining 58,180 shares are not
	intended issued, we exceeded the threshold of 5%.
.................................................................................

12.      Type of Reporting Person:

         OO

CUSIP No.: 127537207                                    	Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  Cadiz Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:
		  550 South Hope Street, Suite 2850
		  Los Angeles, CA 90071
		  USA


Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  NORGES BANK (CENTRAL BANK OF NORWAY)

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  Bankplassen 2
                  PO Box 1179 Sentrum
		  NO 0107 Oslo
		  Norway

Item 2(c).        Citizenship:
                  Norwegian

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  127537207

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                  Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned

                  As of December 15 2011, Norges Bank may be deemed to be the beneficial owner of 771,982 common shares.

Item 4(b)         Percent of Class:

		  The number of Shares which Norges Bank may be deemed to be the
		  beneficial owner of constitutes approximately 5.00% of the total
		  number of common shares outstanding based upon the total outstanding
		  shares of 15,429,541.

                                                               Page 4 of 5 Pages


Item 4(c)         Number of Shares of which such person has:

NORGES BANK (CENTRAL BANK OF NORWAY)

(i) Sole power to vote or direct the vote:                    771,982

(ii) Shared power to vote or direct the vote:                 0

(iii) Sole power to dispose or direct the disposition of:     0

(iv) Shared power to dispose or direct the disposition of:    771,982


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NORGES BANK
Date: January 20,2012
                                        By:       /s/ Jeanette Ronne
                                                  ----------------------
                                        Name:     Jeanette Ronne
                                        Title:    Analyst